UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 26, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice Relating to Kyocera Corporation’s Voluntary Adoption of International Financial Reporting Standards

February 26, 2018

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Hideo Tanimoto, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Kyocera Corporation’s Voluntary Adoption of

International Financial Reporting Standards

This is to advise you that Kyocera Corporation (the “Company”) has adopted a resolution at a meeting of its Board of Directors held on February 26, 2018 regarding voluntary adoption of International Financial Reporting Standards (“IFRS”) to its consolidated financial statements in place of the current Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) in order to further enhance its management control on a global basis.

The Company plans to disclose its consolidated financial statements under IFRS from the three months ending June 30, 2018. The planned schedule for voluntary adoption of IFRS is as follows:

Disclosure schedule due to the transition to IFRS (planned)

Period	Disclosure materials	Adopting accounting standards

April 2018	Summary of consolidated financial result for the year ending March 31, 2018	U.S. GAAP
May 2018	Consolidated financial statements for the year ending March 31, 2018 under the Companies Act of Japan
June 2018	Annual securities report for the year ending March 31, 2018

July 2018	Summary of consolidated financial result for the three months ending June 30, 2018	IFRS
August 2018	Quarterly securities report for the three months ending June 30, 2018

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